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16014944

IMISSION

SEC Mail Processing Section
MAR 17 2016
Washington DC
404

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 45025 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUSKET RESEARCH ASSOCIATES INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 BEACON ST, SUITE 17A
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS NY NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, DAVID B. MUSKET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUSKET RESEARCH ASSOCIATES INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GREGORY C. ANTONIAZZI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 6, 2022


Signature

DAVID B. MUSKET, PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**



RSM US LLP

**Report of Independent Registered Public Accounting Firm**

To the Shareholder
Musket Research Associates, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Musket Research Associates, Inc. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Musket Research Associates, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
March 11, 2016

**Musket Research Associates, Inc.**

**Statement of Financial Condition**
**December 31, 2015**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 26,584 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | | |
|---|---|---|
| Liabilities - accrued expenses | $ | 20,249 |
| Shareholder's Equity: | | |
| Common stock - $10 par value; authorized 200 shares, issued and and outstanding 100 shares | $ | 1,000 |
| Additional paid-in capital | | 1,992,000 |
| Accumulated deficit | | (1,986,665) |
| **Total shareholder's equity** | | 6,335 |
| **Total liabilities and shareholder's equity** | $ | 26,584 |

See Notes to Statement of Financial Condition.

### Note 1. Organization and Significant Accounting Policies

Musket Research Associates, Inc. (the "Company") is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates under the exemption provisions of paragraph K(2)(i) of SEC Rule 15c3-3. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company records revenue from placement fees on the date the placement is completed.

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This statement of financial condition has been prepared in conformity with GAAP, which requires the use of estimates by management. Actual results could differ from these estimates.

### Note 2. Income Taxes

No provision for federal or state income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal or state income tax payments.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no uncertain tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2012.

### Note 3. Related Party Transactions

The general and administrative services of the Company are provided by an entity whose sole shareholder is also the sole shareholder of the Company. The Company reimbursed this entity $17,500 during the year ended December 31, 2015.

During 2015, the sole shareholder provided $20,000 in capital contributions, as needed, to sustain the Company's operations. The sole shareholder will provide additional contributions to sustain the Company through at least January 1, 2017.

**Note 4. Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater and requires the ratio to aggregate indebtedness to net capital not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $6,335, which was above its minimum net capital requirement by $1,335. At December 31, 2015, the Company's net capital ratio was 3.20 to 1.

**Note 5. Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

**Note 6. Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

# Musket Research Associates, Inc.

Statement of Financial Condition

December 31, 2015

Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934